UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-10051           )   UTILITY HOLDING COMPANY ACT
                            )   of 1935
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     Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that certain of the transactions, as proposed in the Application/Declaration (the "Application") to the Commission on Form U-1 (File No. 70-10051), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27659, dated March 18, 2003, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

     Specifically, on June 3, 2003, NU issued $150 million of its Senior Notes, Series B, Due 2008 (the "Notes"). The Notes bear an interest rate of 3.30% per year and were sold to the public through an underwriting group headed by Morgan Stanley & Co., Incorporated.
The underwriting discount was 0.60% and proceeds to NU were 99.167% of the principal amount.

     Proceeds of the Notes were applied to refinance short-term debt, invest in competitive subsidiaries and other general corporate purposes.

     Submitted with this Certificate is the Second Supplemental
Indenture dated as of June 1, 2003 between NU and The Bank of New
York, as Trustee, under which the Notes were issued.


Exhibits

       A-1.3   Second Supplemental Indenture

                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                           Northeast Utilities


                           By:  /s/ Randy A. Shoop
                                Name:  Randy A. Shoop
                                Title:  Assistant Treasurer - Finance


Dated:  June 6, 2003